Exhibit 99.4

Resolution Result Resolution Resolution Type For Against Proxy's Discretion Abstain For Abstain* Carried / Not Carried 57,923,766 6,542,633 0 190,252 68,231,142 276,919 Carried 89.59% 10.12% 0.00% 0.29% 90.22% 0.36% 58,716,400 5,698,048 0 204,703 69,023,776 291,370 Carried 90.86% 8.82% 0.00% 0.32% 91.31% 0.39% Tritium DCFC Limited Annual General Meeting Thursday, 30 November 2023 Results of Meeting The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth). Resolution details Instructions given to validly appointed proxies Number of votes cast on the poll (as at proxy close) (where applicable) Against 1 Re-nomination and election of Non-Executive Director - Kenneth Braithwaite Ordinary 7,121,154 9.42% * Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll. 2 Re-nomination and election of Non-Executive Director - Edward Hightower Ordinary 6,276,569 8.30% 1/1